SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 27, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications reports fourth quarter and annual 2018 results

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND ANNUAL 2018 RESULTS1

ANNUAL ADJUSTED EBITDA2 TOTALED NIS 722 MILLION

ANNUAL PROFIT TOTALED NIS 56 MILLION

PARTNER’S CEO, ISAAC BENBENISTI, NOTED: “PARTNER TV IS THE FASTEST GROWING
TV SERVICE IN ISRAEL, WITH A TV SUBSCRIBER BASE OF 140 THOUSAND
SUBSCRIBERS AS OF TODAY, AND 'PARTNER FIBER' OPTIC INFRASTRUCTURE HAS
REACHED, AS OF TODAY, OVER 350 THOUSAND HOUSEHOLDS ACROSS ISRAEL,
NEARLY 20% OF ALL HOUSEHOLDS CONNECTED TO THE INTERNET IN ISRAEL.”

NET DEBT2 REMAINS BELOW NIS 1 BILLION WITH NET DEBT TO EBITDA RATIO OF 1.3

2018 Annual Highlights (compared with 2017)

•	Total Revenues: NIS 3,259 million (US$ 870 million), a decrease of NIS 9 million
•	Service Revenues: NIS 2,524 million (US$ 673 million), a decrease of 2%
•	Equipment Revenues: NIS 735 million (US$ 196 million), an increase of 7%
•	Total Operating Expenses (OPEX)[2]: NIS 1,996 million (US$ 533 million), an increase of 3%
•	Adjusted EBITDA[2]: NIS 722 million (US$ 193 million), a decrease of 21%
•	Adjusted EBITDA Margin[2]: 22% of total revenues compared with 28%
•	Profit for the Year: NIS 56 million (US$ 15 million) a decrease of 51%
•	Net Debt: NIS 950 million (US$ 253 million), an increase of NIS 44 million
•	Adjusted Free Cash Flow (before interest)[2]: NIS 124 million (US$ 33 million), a decrease of NIS 475 million
•	Cellular ARPU: NIS 58 (US$ 15), a decrease of 6%
•	Cellular Subscriber Base[3]: approximately 2.65 million at year-end, a decrease of 1%
•	TV Subscriber Base: approximately 122 thousand subscribers at year-end, an increase of 79 thousand subscribers (an increase of 184%)

Fourth quarter 2018 highlights (compared with fourth quarter 2017)

•	Total Revenues: NIS 814 million (US$ 217 million), a decrease of 2%
•	Service Revenues: NIS 625 million (US$ 167 million), a decrease of 1%
•	Equipment Revenues: NIS 189 million (US$ 50 million), a decrease of 7%

1 The quarterly financial results are unaudited.
2  For the definition of this and other Non-GAAP financial measures, see “Use of Non-GAAP Financial Measures” in this press release.
3 As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis – for more info please see "Cellular Segment Operational Review".

•	Total Operating Expenses (OPEX): NIS 502 million (US$ 134 million), a decrease of 3%
•	Adjusted EBITDA: NIS 172 million (US$ 46 million), an increase of 9%
•	Adjusted EBITDA Margin: 21% of total revenues compared with 19%
•	Profit for the Period: NIS 19 million (US$ 5 million), an increase of NIS 69 million
•	Net Debt: NIS 950 million (US$ 253 million), an increase of NIS 44 million
•	Adjusted Free Cash Flow (before interest): Negative NIS 22 million (US$ -6 million), a decrease of NIS 85 million
•	Cellular ARPU: NIS 57 (US$ 15), a decrease of 3%
•	Cellular Subscriber Base: approximately 2.65 million at quarter-end, a decrease of 1%
•	TV Subscriber Base: approximately 122 thousand subscribers at quarter-end, an increase of 79 thousand subscribers (an increase of 184%)

Rosh Ha’ayin, Israel, March 27, 2019 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli communications provider, announced today its results for the quarter and year ended December 31, 2018.

Commenting on the results for the fourth quarter and full year 2018, Mr. Isaac Benbenisti, CEO of Partner noted:

“The 2018 annual results express Partner's strength in the Israeli telecommunications market. In the complex competitive reality, Partner succeeded in ending the fourth quarter with a profit of NIS 19 million and an annual profit of NIS 56 million.

We continue to focus on, among other matters, providing value to the customer, for example through exclusive technologies such as VoLTE and WiFi calling, and investing significant resources on maintaining the customer satisfaction of our existing customer base, in order to preserve our particularly low churn rate.

Partner TV is the fastest growing TV service in Israel with a subscriber base of 140 thousand subscribers as of today, while, in 2018 alone, 79 thousand subscribers were added. Partner TV's advanced interface is best adapted to new viewing habits and has set a new standard in the multi-channel television market in Israel.

Partner's fiber optic infrastructure, Partner Fiber, is growing at the fastest rate in the market. In recent months, we have expanded our deployment in dozens of cities, and today we are already reaching over 350 thousand households with Partner's fiber, nearly 20% of all households connected to the internet in Israel.

In addition, and in light of the challenges facing the companies operating in the telecommunications sector, we succeeded, in cooperation with the employees' representatives and the Histadrut labor union, to reach at the beginning of this month, a new collective agreement that takes care of the employees' welfare, and directly links Partner's success to employee compensation.”

Mr. Tamir Amar, Partner's Chief Financial Officer, commented on the results:

“During 2018, Partner further consolidated its status as a total service communications provider with impressive growth in the Company’s new revenue engines of TV services and fiber optics infrastructure.

We invested significant resources in smart and extensive deployment of our fiber-optic network, while maintaining relatively low levels of debt leverage. We intend to realize to the full the advantage we have over our competitors in network coverage and in our value propositions that combine TV and internet services, in order to increase profitability in the fixed-line segment and in support of our efforts to establish Partner as a leading communications infrastructure company. The new revenue engines are developing rapidly, and serve to strengthen the Company's resilience in light of the unrestrained competition in the Israeli cellular market – competition which was further intensified with the entrance of an additional, sixth cellular operator, and which led to even stronger price erosion than during the preceding year.

The Company intends to deploy a fiber optic network with an extensive and significant coverage of potential households in Israel within three to four years from today, with an expected payback period for the project overall of seven years. CAPEX payments relating to the fiber optic network are expected to remain stable at a level similar to that in 2018.

Profit for the year 2018 was NIS 56 million, a decrease of 51% compared with 2017. Adjusted EBITDA in 2018 totaled NIS 722 million, a decrease of 21% from 2017. Adjusted EBITDA for the cellular segment decreased by 26% mainly reflecting the impact of the decreases in service revenues and in income with respect to the settlement agreement with Orange, which ceased being recognized from the end of the second half of 2017; these decreases were partially offset mainly by the reduction in OPEX. Despite the decrease in profit which resulted from the unrestrained competition in the cellular market from price players, Partner focused on a strategy of providing value to the customer, the unique technological advantages of our network and our customer service, the results of which were reflected by one of the lowest churn rates in the market and an ARPU of NIS 57 for the fourth quarter and NIS 58 for the year 2018.

While total operating expenses (OPEX) increased in 2018 compared to 2017 by NIS 50 million, this was explained principally by increased expenses related to the growth in TV services as well as internet services.

Adjusted EBITDA for the fixed-line segment decreased in 2018 compared to 2017 by 4%, mainly reflecting the increased OPEX related to TV services and internet services, which more than offset the increases in revenues from TV services and internet services and in gross profit from equipment sales.

The gross profit margin from equipment sales further improved in 2018, from 21% in 2017 to 23% in 2018, together with a continued improvement in the quality of equipment sales as reflected by, among other things, the significant decrease of 42% in credit losses, from NIS 52 million in 2017 to NIS 30 million in 2018.

Adjusted Free Cash Flow (before interest) totaled NIS 124 million in 2018, after the Company’s significant investments to support its new revenue engines related to the fiber optics network and TV services; CAPEX payments, including investments in new revenue engines, totaled NIS 502 million in 2018, an increase of 34% from 2017. The Company also made additional payments for deferred expenses – Rights of Use (ROU) totaling NIS 107 million in 2018, compared with NIS 113 million in 2017.

The Company’s balance sheet demonstrates its financial strength, with net debt remaining below NIS 1 billion and a net debt to EBITDA ratio of 1.3 at year-end 2018. During 2018 we executed a buy-back of our shares and acquired 6.5 million shares at a total cost of NIS 100 million (including commissions) at an average price of NIS 15.38 per share. Our relatively low level of debt leverage, together with our ability to access additional fund sources through existing future debt issuance commitments, leaves us in a good position to be able to continue to invest in new growth opportunities, as necessary.

In the previous quarter, we announced the first step of our plan to expand the Company's activities to the fintech and finance areas, under the name "Partner Finance". We continue to examine possible activities in the finance arena, both within the Company and through co-operation with external parties.”

NIS Million	Q3’18	Q4’18	Comments
Service Revenues	654	625	The decrease resulted from a decrease in cellular service revenues as a result of seasonality
Equipment Revenues	168	189	The increase mainly reflected a change in the product mix
Total Revenues	822	814
Gross profit from equipment sales	44	42
OPEX	504	502
Adjusted EBITDA	201	172	The decrease mainly reflected the decrease in service revenues
Profit for the Period	26	19	The decrease mainly resulted from the decrease in Adjusted EBITDA, partially offset by one-time income as a result of an income tax audit
Capital Expenditures (additions)	111	177	The increase resulted mainly from increased investments in the optic fiber network and in IT systems
Adjusted free cash flow (before interest payments)	70	(22)	The decrease mainly reflected the decrease in Adjusted EBITDA and the larger increase in operating assets and liabilities
Net Debt	898	950

	Q3’18	Q4’18	Comments
Cellular Post-Paid Subscribers (end of period, thousands)	2,333	2,361[4]	Increase of 28 thousand subscribers. Excluding the impact of the addition of M2M subscribers, the cellular Post-Paid subscriber base would have decreased by 6 thousand subscribers
Cellular Pre-Paid Subscribers (end of period, thousands)	297	285	Decrease of 12 thousand subscribers
Monthly Average Revenue per Cellular User (ARPU) (NIS)	60	57	The decrease mainly reflected seasonality effects
Quarterly Cellular Churn Rate (%)	8.0%	8.5%	Increase in both Pre-Paid and Post-Paid churn rates

Key Financial Results

NIS MILLION (except EPS)	2014	2015[5]	2016	2017*	2018*
Revenues	4,400	4,111	3,544	3,268	3,259
Cost of revenues	3,419	3,472	2,924	2,627	2,700
Gross profit	981	639	620	641	559
S,G&A and credit losses	631	640	689	465	471
Income with respect to settlement agreement with Orange		61	217	108
Other income	50	47	45	31	28
Operating profit	400	107	193	315	116
Finance costs, net	159	143	105	180	53
Income tax expenses	79	4	36	21	7
Profit (Loss) for the year	162	(40)	52	114	56
Earnings (Loss) per share (basic, NIS)	1.04	(0.26)	0.33	0.70	0.34

* The Company adopted IFRS 15 from the beginning of 2017. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

4 As from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers. See also ‘Cellular Segment Operational Review’ section below.
5 In Q4 2015, the Company recorded an impairment charge on its fixed-line assets which reduced operating profit by NIS 98 million and profit by NIS 72 million in 2015.

NIS MILLION (except EPS)	Q4’17	Q1’18	Q2’18	Q3’18	Q4’18
Revenues	834	826	797	822	814
Cost of revenues	711	688	661	657	694
Gross profit	123	138	136	165	120
S,G&A and credit losses	130	113	121	124	113
Other income	7	7	7	7	7
Operating profit	0	32	22	48	14
Finance costs, net	88	18	13	10	12
Income tax expenses (income)	(38)	5	7	12	(17)
Profit (loss) for the period	(50)	9	2	26	19
Earnings (loss) per share (basic, NIS)	(0.30)	0.05	0.01	0.16	0.12

NIS MILLION (except EPS)	Q4'17	Q4'18	% Change
Revenues	834	814	-2%
Cost of revenues	711	694	-2%
Gross profit	123	120	-2%
Operating profit	0	14
Profit (loss) for the period	(50)	19
Earnings (loss) per share (basic, NIS)	(0.30)	0.12
Adjusted free cash flow (before interest)	63	(22)

Key Operating Indicators

	2014	2015	2016	2017	2018
Adjusted EBITDA (NIS million)	1,096	876	834	917	722
Adjusted EBITDA (as a % of total revenues)	25%	21%	24%	28%	22%
Adjusted Free Cash Flow (NIS millions)	520	566	758	599	124
Cellular Subscribers (end of period, thousands)	2,837	2,718	2,686	2,662	2,646
Estimated Cellular Market Share (%)	28%	27%	26%	25%	25%
Annual Cellular Churn Rate (%)	47%	46%	40%	38%	35%
Average Monthly Revenue per Cellular Subscriber (ARPU) (NIS)	75	69	65	62	58
TV subscribers (end of period, thousands)				43	122

	Q4'17	Q4'18	Change
Adjusted EBITDA (NIS million)	158	172	+9%
Adjusted EBITDA (as a % of total revenues)	19%	21%	+2
Cellular Subscribers (end of period, thousands)	2,662	2,646	-16
Quarterly Cellular Churn Rate (%)	9.9%	8.5%	-1.4
Monthly Average Revenue per Cellular User (ARPU) (NIS)	59	57	-2

Partner Consolidated Results

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	2017	2018	% Change	2017	2018	% Change	2017	2018	2017	2018	% Change
Total Revenues	2,588	2,486	-4%	853	944	+11%	(173)	(171)	3,268	3,259	0%
Service Revenues	1,978	1,843	-7%	777	852	+10%	(173)	(171)	2,582	2,524	-2%
Equipment Revenues	610	643	+5%	76	92	+21%	-	-	686	735	+7%
Operating Profit	244	68	-72%	71	48	-32%	-	-	315	116	-63%
Adjusted EBITDA	710	524	-26%	207	198	-4%	-	-	917	722	-21%

	Cellular Segment			Fixed-Line Segment			Elimination		Consolidated
NIS Million	Q4'17	Q4'18	% Change	Q4'17	Q4'18	% Change	Q4'17	Q4'18	Q4'17	Q4'18	% Change
Total Revenues	660	612	-7%	219	244	+11%	(45)	(42)	834	814	-2%
Service Revenues	478	447	-6%	197	220	+12%	(45)	(42)	630	625	-1%
Equipment Revenues	182	165	-9%	22	24	+9%	-	-	204	189	-7%
Operating Profit (Loss)	2	2	0%	(2)	12		-	-	0	14
Adjusted EBITDA	124	119	-4%	34	53	+56%	-	-	158	172	+9%

Financial Review

In 2018, total revenues were NIS 3,259 million (US$ 870 million), compared with NIS 3,268 million in 2017.

Annual service revenues in 2018 totaled NIS 2,524 million (US$ 673 million), a decrease of 2% from NIS 2,582 million in 2017.

Service revenues for the cellular segment in 2018 totaled NIS 1,843 million (US$ 492 million), a decrease of 7% from NIS 1,978 million in 2017.  The decrease was mainly a result of the continued downward pressures on the prices of Post-Paid and Pre-Paid cellular services as a result of the continued competition in the cellular market.

Service revenues for the fixed-line segment in 2018 totaled NIS 852 million (US$ 227 million), an increase of 10% from NIS 777 million in 2017. This increase mainly reflected an increase in revenues from TV services and from internet services, partially offset by a decrease in revenues from international calling services (including the market for wholesale international traffic) which were adversely affected both by the increased penetration of internet-based solutions and increased competition from other service providers.

In Q4 2018, total revenues were NIS 814 million (US$ 217 million), a decrease of 2% from NIS 834 million in Q4 2017.

Service revenues in Q4 2018 totaled NIS 625 million (US$ 167 million), a decrease of 1% from NIS 630 million in Q4 2017.

Service revenues for the cellular segment in Q4 2018 totaled NIS 447 million (US$ 119 million), a decrease of 6% from NIS 478 million in Q4 2017. The decrease was mainly the result of the continued price erosion of cellular services (both Post-Paid and Pre-Paid) due to the continued competitive market conditions.

Service revenues for the fixed-line segment in Q4 2018 totaled NIS 220 million (US$ 59 million), an increase of 12% from NIS 197 million in Q4 2017. The increase reflected revenues from TV services (which started in Q3 2017) and internet services, which were partially offset principally by the decline in revenues from international calling services.

Equipment revenues in 2018 totaled NIS 735 million (US$ 196 million), an increase of 7% from NIS 686 million in 2017, largely reflecting an increase in sales volumes of both cellular devices and other digital audio, visual and related equipment.

Gross profit from equipment sales in 2018 was NIS 166 million (US$ 44 million), compared with NIS 142 million in 2017, an increase of 17%. This increase reflected increases in gross profit from equipment sales for both the cellular and fixed-line segments, largely a result of higher volumes of equipment sales in both segments.

Equipment revenues in Q4 2018 totaled NIS 189 million (US$ 50 million), a decrease of 7% from NIS 204 million in Q4 2017, reflecting both a lower volume of equipment sales as well as a lower average price per sale due to a change in the product mix.

Gross profit from equipment sales in Q4 2018 was NIS 42 million (US$ 11 million), compared with NIS 40 million in Q4 2017, an increase of 5%, mainly reflecting higher profit margins from sales due to a change in the product mix.

Total operating expenses (‘OPEX’) totaled NIS 1,996 million (US$ 533 million) in 2018, an increase of 3% or NIS 50 million from 2017. This increase mainly reflected an increase in expenses related to TV services and internet services. Excluding the effect of the increase in these costs on operating expenses, total operating expenses would have decreased in 2018, mainly reflecting decreases in (i) international call expenses, (ii) credit losses and (iii) other expense items, including as a result of various efficiency measures. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in 2018 increased by 2% compared with 2017, mainly for the same reasons as explained above.

Total operating expenses (‘OPEX’) totaled NIS 502 million (US$ 134 million) in Q4 2018, a decrease of 3% or NIS 17 million from Q4 2017. The decrease mainly reflected decreases in (i) international call expenses, (ii) legal claims expenses, (iii) credit losses, (iv) advertising and marketing expenses and (v) other expense items. These decreases more than offset the increase in expenses relating to the growth in TV and internet services. Including depreciation and amortization expenses and other expenses (mainly amortization of employee share based compensation), OPEX in Q4 2018 decreased by 3% compared with Q4 2017.

In 2017, the Company recorded income with respect to the settlement agreement of the Orange brand agreement in an amount of NIS 108 million. No income was recorded in 2018, and none will be recorded for future periods, with respect to the settlement agreement.

Operating profit for 2018 totaled NIS 116 million (US$ 31 million), a decrease of 63% compared with NIS 315 million in 2017. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in 2018 totaled NIS 722 million (US$ 193 million), a decrease of 21% from NIS 917 million in 2017. As a percentage of total revenues, Adjusted EBITDA in 2018 was 22% compared with 28% in 2017.

Adjusted EBITDA for the cellular segment was NIS 524 million (US$ 140 million) in 2018, a decrease of 26% from NIS 710 million in 2017, reflecting the impact of the decreases in service revenues and in income with respect to the settlement agreement with Orange, which was partially offset by the reduction in total operating expenses, and the increase in gross profits from cellular segment equipment sales.  As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in 2018 was 21% compared with 27% in 2017.

Adjusted EBITDA for the fixed-line segment was NIS 198 million (US$ 53 million) in 2018, a decrease of 4% from NIS 207 million in 2017, mainly reflecting the increased operating expenses related to TV and internet services, which more than offset the increase in revenues from TV services and internet services and in gross profit from equipment sales. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in 2018 was 21%, compared with 24% in 2017.

Operating profit for Q4 2018 was NIS 14 million (US$ 4 million), an increase of NIS 14 million compared to Q4 2017. See Adjusted EBITDA analysis for each segment below.

Adjusted EBITDA in Q4 2018 totaled NIS 172 million (US$ 46 million), an increase of 9% from NIS 158 million in Q4 2017. As a percentage of total revenues, Adjusted EBITDA in Q4 2018 was 21% compared with 19% in Q4 2017.

Adjusted EBITDA for the cellular segment was NIS 119 million (US$ 32 million) in Q4 2018, a decrease of 4% from NIS 124 million in Q4 2017, mainly reflecting the decrease in cellular service revenues and in gross profit from equipment sales, partially offset by the decline in cellular OPEX. As a percentage of total cellular segment revenues, Adjusted EBITDA for the cellular segment in Q4 2018 was 19% unchanged from Q4 2017.

Adjusted EBITDA for the fixed-line segment was NIS 53 million (US$ 14 million) in Q4 2018, an increase of 56% from NIS 34 million in Q4 2017, mainly reflecting the increase in fixed line service revenues and gross profit from equipment sales, partially offset by the increase in OPEX mainly relating to TV and internet services. As a percentage of total fixed-line segment revenues, Adjusted EBITDA for the fixed-line segment in Q4 2018 was 22%, compared with 16% in Q4 2017.

Finance costs, net in 2018 were NIS 53 million (US$ 14 million), a decrease of 71% compared with NIS 180 million in 2017. The decrease largely reflected the impact of early debt repayment expenses in 2017 in an amount of NIS 94 million which were mainly related to the early repayment of borrowings during 2017 in a total amount of NIS 1,283 million, in addition to a decrease in interest expenses reflecting the lower average level of indebtedness and a lower average interest rate, partially offset by early loan repayment expenses of NIS 9 million recorded in 2018.

Finance costs, net in Q4 2018 were NIS 12 million (US$ 3 million), a decrease of 86% compared with NIS 88 million in Q4 2017. The decrease largely reflected impact of the early debt repayment expenses that were recorded in Q4 2017 in an amount of NIS 65 million, as well as lower interest expenses in view of the lower average debt level and a lower average interest rate.

Income tax expenses for 2018 were NIS 7 million (US$ 2 million), a decrease of 67% compared with NIS 21 million in 2017. An income tax audit of the Company, concluded in 2017, resulted in a one-time income of NIS 10 million in income tax expenses and in an additional one-time deferred tax income of NIS 9 million. A one-time income of NIS 16 million in income tax expenses was recorded in 2018, mainly due to an income tax audit of the Company's subsidiary.

Income tax expenses for Q4 2018 were an income of NIS 17 million (US$ 5 million), compared with income of NIS 38 million in Q4 2017, largely reflecting the change in profit/loss before income tax and the one-time impacts described above.

Overall, the company's profit in 2018 totaled NIS 56 million (US$ 15 million), a decrease of 51% compared with profit of NIS 114 million in 2017.

Profit in Q4 2018 was NIS 19 million (US$ 5 million), compared with a loss of NIS 50 million in Q4 2017, an increase of NIS 69 million.

Based on the weighted average number of shares outstanding during 2018, basic earnings per share or ADS, was NIS 0.34 (US$ 0.09) compared with NIS 0.70 in 2017.

Based on the weighted average number of shares outstanding during Q4 2018, basic earnings per share or ADS, was NIS 0.12 (US$ 0.03), compared with basic loss per share of NIS 0.30 in Q4 2017.

Cellular Segment Operational Review

At the end of 2018, the Company's cellular subscriber base (including mobile data, 012 Mobile subscribers and M2M subscriptions) was approximately 2.65 million, including approximately 2.36 million Post-Paid subscribers or 89% of the base, and approximately 285 thousand Pre-Paid subscribers, or 11% of the subscriber base.

Over 2018, the cellular subscriber base declined by approximately 16 thousand. The Pre-Paid subscriber base decreased by approximately 69 thousand, while the Post-Paid subscriber base increased by approximately 53 thousand.

The number of post-paid subscribers for the quarters between the fourth quarter of 2017 and the third quarter of 2018 were retrospectively decreased related to an amendment in the large business customer subscriber base.

In view of the expected growing impact of M2M (machine to machine) activity on our business, as from Q4 2018, M2M subscriptions are included in the Post-Paid subscriber base on a standardized basis, according to which the number of M2M subscriptions included is calculated by dividing total revenues from M2M subscriptions by the average revenue from a dedicated data package subscriber.  This change had the effect of increasing the Post-Paid subscriber base for Q4 2018 by approximately 34 thousand subscribers. Excluding the inclusion of M2M subscriptions, the Post-Paid subscriber base would have increased by approximately 19 thousand in 2018 and the total cellular subscriber base would have declined, net, by approximately 50 thousand.

The annual churn rate for cellular subscribers in 2018 was 35%, a decrease of 3 percentage points compared with 38% in 2017, and a decrease of 5 percentage points compared with 40% in 2016.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in 2018 was NIS 58 (US$ 15), a decrease of 6% from NIS 62 in 2017 (the impact on ARPU of the inclusion of M2M subscriptions in the subscriber base from Q4 2018 was negligible). The decrease mainly reflected the continued price erosion in cellular services due to the persistently high competition in the cellular market.

Total cellular market share (based on the number of subscribers) at the end of 2018 was estimated to be approximately 25%, unchanged from year-end 2017.

During the fourth quarter of 2018, the cellular subscriber base increased by approximately 16 thousand subscribers. The Post-Paid subscriber base increased by approximately 28 thousand subscribers, while the Pre-Paid subscriber base decreased by approximately 12 thousand subscribers. Excluding the inclusion of M2M subscriptions as explained above, the Post-Paid subscriber base would have decreased during the fourth quarter by approximately 6 thousand and the total cellular subscriber base would have declined, net, by approximately 18 thousand.

The quarterly churn rate for cellular subscribers in Q4 2018 was 8.5%, compared with 9.9% in Q4 2017.

The monthly Average Revenue per User (“ARPU”) for cellular subscribers in Q4 2018 was NIS 57 (US$ 15), a decrease of 3% from NIS 59 in Q4 2017. The decrease mainly reflected the continued price erosion in key cellular services due to the competition in the cellular market.

Funding and Investing Review

In 2018, Adjusted Free Cash Flow totaled NIS 124 million (US$ 33 million), a decrease of 79% from NIS 599 million in 2017.

Cash generated from operations totaled NIS 625 million (US$ 167 million) in 2018 compared with NIS 973 million in 2017, a decrease of 36%. The decrease mainly reflected a smaller decrease in trade receivables of NIS 124 million in 2018 compared with NIS 283 million in 2017 which was mainly explained by fewer receipts from customers for previous equipment sales under long-term payment plans. Cash generated from operations in 2018 was also adversely affected by a decrease in trade payables.

Cash capital expenditures (CAPEX payments), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 502 million (US$ 134 million) in 2018, an increase of 34% from NIS 376 million in 2017. The increase mainly reflected the increased investments in the optic fiber network, and the costs of equipment, including installation, leased to subscribers (mainly related to TV services).

In Q4 2018, Adjusted Free Cash Flow totaled negative NIS 22 million (US$ -6 million), a decrease of 135% from NIS 63 million in Q4 2017.

Cash generated from operating activities decreased by 31% to NIS 121 million (US$ 32 million) in Q4 2018 from NIS 176 million in Q4 2017. The decrease mainly reflected the decrease in trade payables and other payables.

Cash capital expenditures (‘CAPEX payments’), as represented by cash flows used for the acquisition of property and equipment and intangible assets, were NIS 143 million (US$ 38 million) in Q4 2018, an increase of 27% from NIS 113 million in Q4 2017, mainly reflected increased investments in the optic fiber network.

The level of Net Debt at the end of 2018 amounted to NIS 950 million (US$ 253 million), compared with NIS 906 million at the end of 2017.

Change in PHI's governance from January 1, 2019

At the beginning of January 2019, an amendment to the NSA between the Company and Hot Mobile was signed, as a result of which, control over PHI is now borne 50-50 by the Company and Hot Mobile, and each nominates an equal number of directors (3 directors). Since, thereafter, decisions about the Relevant Activities of PHI require the unanimous consent of both the Company and Hot Mobile, PHI is now considered a joint arrangement controlled by the Company and Hot Mobile (joint operation). For further details and implications, see note 9 to our consolidated financial statements and Item 5A.1d in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

IFRS 16

The new leases standard, IFRS 16, comes into effect on 1 January 2019. The standard will affect primarily the accounting for the Group’s operating leases. As described in note 9 to our consolidated financial statements, in January 2019 the governance of PHI was changed and PHI will be accounted for as a joint operation by the Company. Therefore the below estimates of the expected effect of the standard are presented including the Company's share in relation to its interests in the assets, liabilities and expenses of PHI. The below estimates of impacts from the implementation of IFRS 16 are based on contract terms and discount rates that existed as of December 31, 2018, and under the assumption that they will not change during 2019. Upon the implementation of IFRS 16 on January 1, 2019 the Group expects to recognize right-of-use assets of approximately NIS 660 million, lease liabilities of approximately NIS 690, a charge to accumulated earnings of approximately NIS 20 million, and a deferred tax asset in an immaterial amount.

In the consolidated statement of income for 2019 lease expenses are expected to decrease by approximately NIS 150 million, amortization expenses and interest expenses are expected to increase by approximately NIS 160 million, and profit is expected to decrease by an immaterial amount. In the consolidated statement of cash flows for 2019 cash from operating activities is expected to increase by approximately NIS 140 million and cash from financing activities is expected to decrease by approximately NIS 140 million. See also note 3 to our consolidated financial statements.

Other developments

On March 26, 2019, the Company's Board of Directors authorized the Company's management to examine the possible deferred expansion of series G debentures of the Company, subject to prior approval of the Board of Directors and market conditions.

Conference Call Details

Partner will hold a conference call on Wednesday, March 27, 2019 at 10.00AM Eastern Time / 5.00PM Israel Time.
To join the call, please dial the following numbers (at least 10 minutes before the scheduled time):
International: +972.3.918.0664
North America toll-free: +1.888.407.2553
A live webcast of the call will also be available on Partner's Investors Relations website at: www.partner.co.il/en/Investors-Relations/lobby/
If you are unavailable to join live, the replay of the call will be available from March 27, 2019 until April 11, 2019, at the following numbers:
International: +972.3.925.5927
North America toll-free: +1.888.326.9310
In addition, the archived webcast of the call will be available on Partner's Investor Relations website at the above address for approximately three months.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimate", “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Specific statements have been made regarding the investment of significant resources in order to maintain customer satisfaction and preserve low churn rate; the realization of the advantages that we have over our competitors in order to increase profitability in the fixed-line segment and establish the Company as a leading communications infrastructure company; the Company's expectation that its new revenue engines will serve to strengthen the Company's resilience in light of competition; the Company's ability to continue to invest in new growth opportunities in light of its relatively low level of debt leverage; the possible expansion of the Company's activities in the fintech and finance sectors, with respect to the implementation of the IFRS 16 standard on the results of the Company and PHI and on their financial statements; and the possible deferred expansion of series G debentures. In addition, all statements other than statements of historical fact included in this press release regarding our future performance are forward-looking statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including, the availability of financing to enable the Company to maintain customer satisfaction and to preserve low churn rate; the Company’s technical and financial ability to continue to realize the advantages it has over its competitors in order to increase profitability in the fixed-line segment and establish the Company as a leading communications infrastructure company; anticipated benefits from the investment in the Company's fiber optic infrastructure and TV service in light of competition; as well as the risks entailed in the entry into new sectors and markets. Future results may differ materially from those anticipated herein. For further information regarding risks, uncertainties and assumptions about Partner, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments, and other risks we face, see “Item 3. Key Information - 3D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information - 8A.1 Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the Company’s Annual Reports on Form 20-F filed with the SEC, as well as its immediate reports on Form 6-K furnished to the SEC. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The quarterly financial results presented in this press release are unaudited financial results.
The results were prepared in accordance with IFRS, other than the non-GAAP financial measures presented in the section, “Use of Non-GAAP Financial Measures”.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2018: US $1.00 equals NIS 3.748. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures

The following non-GAAP measures are used in this report. These measures are not financial measures under IFRS and may not be comparable to other similarly titled measures for other companies. Further, the measures may not be indicative of the Company’s historic operating results nor are meant to be predictive of potential future results.

Non-GAAP Measure	Calculation	Most Comparable IFRS Financial Measure
Adjusted EBITDA
Adjusted EBITDA:
Profit (Loss)
add
Income tax expenses,
Finance costs, net,
Depreciation and amortization expenses (including amortization of intangible assets, deferred expenses-right of use and impairment charges), Other expenses (mainly amortization of share based compensation)

Profit (Loss)
Adjusted EBITDA margin (%)	Adjusted EBITDA margin (%): Adjusted EBITDA divided by Total revenues
Adjusted Free Cash Flow	Adjusted Free Cash Flow: Cash flows from operating activities deduct Cash flows from investing activities add Short-term investment in (proceeds from) deposits	Cash flows from operating activities deduct Cash flows from investing activities
Total Operating Expenses (OPEX)
Total Operating Expenses:
Cost of service revenues
add
Selling and marketing expenses
add
General and administrative expenses
add
Credit losses
deduct
Depreciation and amortization expenses,
Other expenses (mainly amortization of employee share based compensation)
Sum of: Cost of service revenues, Selling and marketing expenses, General and administrative expenses, Credit losses
Net Debt	Net Debt: Current maturities of notes payable and borrowings add Notes payable add Borrowings from banks and others deduct Cash and cash equivalents deduct Short-term deposits	Sum of: Current maturities of notes payable and borrowings, Notes payable, Borrowings from banks and others

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet services and TV services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner, see: http://www.partner.co.il/en/Investors-Relations/lobby

Contacts:
Tamir Amar Chief Financial Officer Tel: +972-54-781-4951 E-mail: investors@partner.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	2017	2018	2018
	In millions
CURRENT ASSETS
Cash and cash equivalents	867	416	111
Short-term deposits	150
Trade receivables	808	656	175
Other receivables and prepaid expenses	48	33	9
Deferred expenses – right of use	43	51	14
Inventories	93	98	26
	2,009	1,254	335

NON CURRENT ASSETS
Trade receivables	232	260	69
Prepaid expenses and other	5	4	1
Deferred expenses – right of use	133	185	49
Property and equipment	1,180	1,211	323
Intangible and other assets	697	617	164
Goodwill	407	407	109
Deferred income tax asset	55	38	10
	2,709	2,722	725

TOTAL ASSETS	4,718	3,976	1,060

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli Shekels		Convenience translation into U.S. Dollars
	2017	2018	2018
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and borrowings	705	162	43
Trade payables	787	711	190
Payables in respect of employees	91	96	26
Other payables (mainly institutions)	31	10	3
Income tax payable	50	35	9
Deferred revenues from HOT mobile	31	31	8
Other deferred revenues	41	41	11
Provisions	75	64	17
	1,811	1,150	307
NON CURRENT LIABILITIES
Notes payable	975	1,013	270
Borrowings from banks and others	243	191	51
Liability for employee rights upon retirement, net	40	40	11
Dismantling and restoring sites obligation	27	13	3
Deferred revenues from HOT mobile	164	133	35
Other non-current liabilities	24	30	8
	1,473	1,420	378

TOTAL LIABILITIES	3,284	2,570	685

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2017 and December 31, 2018 - 235,000,000 shares; issued and outstanding -	2	2	1
December 31, 2017 – **168,243,913 shares
December 31, 2018 – **162,628,397 shares
Capital surplus	1,164	1,102	294
Accumulated retained earnings	491	563	150
Treasury shares, at cost December 31, 2017 – ***2,850,472 shares December 31, 2018 – ***8,560,264 shares	(223)	(261)	(70)
Non-controlling interests		*	*
TOTAL EQUITY	1,434	1,406	375
TOTAL LIABILITIES AND EQUITY	4,718	3,976	1,060

*	Representing an amount of less than 1 million.
**	Net of treasury shares.
***
Including, restricted shares in amount of 1,376,381 and 1,210,833 as of and December 31, 2017 and  December 31, 2018, respectively, held by a trustee under the Company's Equity Incentive Plan, such shares may become outstanding upon completion of vesting conditions.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Convenience
				translation
	New Israeli Shekels			into U.S. dollars
	Year ended December 31
	2016	2017	2018	2018
	In millions (except earnings per share)
Revenues, net	3,544	3,268	3,259	870
Cost of revenues	2,924	2,627	2,700	720
Gross profit	620	641	559	150

Selling and marketing expenses	426	269	293	78
General and administrative expenses	181	144	148	39
Credit losses	82	52	30	8
Income with respect to settlement agreement with Orange	217	108
Other income, net	45	31	28	7
Operating profit	193	315	116	32
Finance income	13	4	2	1
Finance expenses	118	184	55	16
Finance costs, net	105	180	53	15
Profit before income tax	88	135	63	17
Income tax expenses	36	21	7	2
Profit for the year	52	114	56	15
Attributable to:
Owners of the Company	52	114	57	15
Non-controlling interests			(1)	*
Profit for the year	52	114	56	15

Earnings per share
Basic	0.33	0.70	0.34	0.09
Diluted	0.33	0.69	0.34	0.09

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli Shekels			Convenience translation into U.S. dollars
	Year ended December 31
	2016	2017	2018	2018
	In millions
Profit for the year	52	114	56	15
Other comprehensive income, items
that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	(8)	(2)	1	*
Income taxes relating to remeasurements of
post-employment benefit obligations	2	1	*	*
Other comprehensive income (loss)
for the year, net of income taxes	(6)	(1)	1	*

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	46	113	57	15
Total comprehensive income attributable to:
Owners of the Company	46	113	58	15
Non-controlling interests			(1)	*
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	46	113	57	15

*   Representing an amount of less than 1 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	Year ended December 31, 2018
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,827	697		2,524
Inter-segment revenue - Services	16	155	(171)
Segment revenue - Equipment	643	92		735
Total revenues	2,486	944	(171)	3,259

Segment cost of revenues - Services	1,435	696		2,131
Inter-segment cost of revenues- Services	154	17	(171)
Segment cost of revenues - Equipment	509	60		569
Cost of revenues	2,098	773	(171)	2,700
Gross profit	388	171		559

Operating expenses (3)	343	128		471
Other income, net	23	5		28
Operating profit	68	48		116
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	442	150
–Other (1)	14
Segment Adjusted EBITDA (2)	524	198

New Israeli Shekels
Year ended December 31, 2018
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	722
Depreciation and amortization	(592)
Finance costs, net	(53)
Income tax expenses	(7)
Other (1)	(14)
Profit for the year	56

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION & ADJUSTED EBITDA RECONCILIATION

	New Israeli Shekels
	Year ended December 31, 2017
	In millions
	Cellular segment	Fixed-line segment	Elimination	Consolidated
Segment revenue - Services	1,960	622		2,582
Inter-segment revenue - Services	18	155	(173)
Segment revenue - Equipment	610	76		686
Total revenues	2,588	853	(173)	3,268

Segment cost of revenues - Services	1,470	613		2,083
Inter-segment cost of revenues- Services	154	19	(173)
Segment cost of revenues - Equipment	490	54		544
Cost of revenues	2,114	686	(173)	2,627
Gross profit	474	167		641

Operating expenses (3)	367	98		465
Income with respect to settlement
agreement with Orange	108			108
Other income, net	29	2		31
Operating profit	244	71		315
Adjustments to presentation of segment
Adjusted EBITDA
–Depreciation and amortization	445	135
–Other (1)	21	1
Segment Adjusted EBITDA (2)	710	207

New Israeli Shekels
Year ended December 31, 2017
In millions
Reconciliation of segments subtotal Adjusted EBITDA to profit for the year
Segments subtotal Adjusted EBITDA (2)	917
Depreciation and amortization	(580)
Finance costs, net	(180)
Income tax expenses	(21)
Other (1)	(22)
Profit for the year	114

(1)	Mainly amortization of employee share based compensation.
(2)
Adjusted EBITDA as reviewed by the CODM represents Earnings Before Interest (finance costs, net), Taxes, Depreciation and Amortization (including amortization of intangible assets, deferred expenses-right of use and impairment charges) and Other expenses (mainly amortization of share based compensation). Adjusted EBITDA is not a financial measure under IFRS and may not be comparable to other similarly titled measures for other companies. Adjusted EBITDA may not be indicative of the Group's historic operating results nor is it meant to be predictive of potential future results. The usage of the term "Adjusted EBITDA" is to highlight the fact that the Amortization includes amortization of deferred expenses – right of use and amortization of employee share based compensation and impairment charges.

(3)	Operating expenses include selling and marketing expenses, general and administrative expenses and credit losses.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31		12 month period ended December 31,	3 month period ended December 31,
	2017	2018	2017	2018	2018	2018
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,002	627	198	123	168	33
Income tax paid	(29)	(2)	(22)	(2)	(1)	(1)
Net cash provided by operating activities	973	625	176	121	167	32

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(223)	(343)	(77)	(102)	(92)	(27)
Acquisition of intangible and other assets	(153)	(159)	(36)	(41)	(42)	(11)
Proceeds from short-term deposits, net	302	150		291	40	78
Interest received	2	1	*	*	*	*
Consideration received from sales of property and equipment	*	3	*	*	1	*
Payment for acquisition of subsidiary, net of cash acquired		(3)			(1)
Net cash used in investing activities	(72)	(351)	(113)	148	(94)	40

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	190
Acquisition of treasury shares		(100)		(18)	(27)	(5)
Proceeds from issuance of notes payable, net of issuance costs	650	150	398	150	40	40
Interest paid	(165)	(69)	(80)	(15)	(18)	(4)
Non-current borrowings received	350		350
Repayment of non-current borrowings	(1,332)	(382)	(431)	(7)	(102)	(2)
Repayment of notes payables	(443)	(324)	(443)	(324)	(86)	(86)
Net cash used in financing activities	(750)	(725)	(206)	(214)	(193)	(57)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	151	(451)	(143)	55	(120)	15
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	716	867	1,010	361	231	96
CASH AND CASH EQUIVALENTS AT END OF PERIOD	867	416	867	416	111	111

*   Representing an amount of less than 1 million.

  PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	12 month period ended December 31,		3 month period ended December 31,		12 month period ended December 31,	3 month period ended December 31,
	2017	2018	2017	2018	2018	2018
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cash generated from operations:
Profit (Loss) for the period	114	56	(50)	19	15	5
Adjustments for:
Depreciation and amortization	540	545	141	139	145	37
Amortization of deferred expenses - Right of use	40	47	12	16	13	4
Employee share based compensation expenses	20	15	4	4	4	1
Liability for employee rights upon retirement, net	(1)	1	2	*	*	*
Finance costs, net	(2)	(7)	1	(6)	(2)	(2)
Change in fair value of derivative financial instruments	*	*	1	*	*	*
Interest paid	165	69	80	15	18	4
Interest received	(2)	(1)	*	(3)	*	(1)
Deferred income taxes	(13)	16	(27)	(1)	4	*
Income tax paid	29	2	22	2	1	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	283	124	7	14	33	4
Other	6	16	11	18	4	5
Increase (decrease) in accounts payable and accruals:
Trade	69	(69)	24	(23)	(18)	(6)
Other payables	(3)	(18)	46	11	(5)	3
Provisions	(2)	(11)	(3)	(5)	(3)	(1)
Deferred revenues with respect to settlement agreement with Orange	(108)
Deferred revenues from HOT mobile	(31)	(31)	(8)	(8)	(8)	(2)
Other deferred revenues	3	*	(2)	1	*	*
Increase in deferred expenses - Right of use	(113)	(107)	(27)	(30)	(28)	(8)
Current income tax liability	5	(15)	(33)	(22)	(4)	(6)
Decrease (increase) in inventories	3	(5)	(3)	(18)	(1)	(5)
Cash generated from operations	1,002	627	198	123	168	33

*   Representing an amount of less than 1 million.

Reconciliation of Non-GAAP Measures:

Adjusted Free Cash Flow	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	12 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,	3 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,
	2017	2018	2017	2018	2018	2018
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Net cash provided by operating activities	973	625	176	121	167	32
Net cash used in investing activities	(72)	(351)	(113)	148	(94)	40
Short-term investment in deposits	(302)	(150)		(291)	(40)	(78)
Adjusted Free Cash Flow	599	124	63	(22)	33	(6)
Interest paid	(165)	(69)	(80)	(15)	(18)	(4)
Adjusted Free Cash Flow After Interest	434	55	(17)	(37)	15	(10)

Total Operating Expenses (OPEX)	New Israeli Shekels				Convenience translation into U.S. Dollars	Convenience translation into U.S. Dollars
	12 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,	3 months period ended December 31,	12 months period ended December 31,	3 months period ended December 31,
	2017	2018	2017	2018	2018	2018
	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)
	In millions
Cost of revenues – Services	2,083	2,131	547	547	569	146
Selling and marketing expenses	269	293	80	72	78	19
General and administrative expenses	144	148	40	37	39	10
Credit losses	52	30	10	4	8	1
Depreciation and amortization	(580)	(592)	(153)	(155)	(158)	(41)
Other (1)	(22)	(14)	(5)	(3)	(3)	(1)
OPEX	1,946	1,996	519	502	533	134

(1)	Mainly amortization of employee share based compensation.

Key Financial and Operating Indicators (unaudited)**

NIS M unless otherwise stated	Q3' 16	Q4' 16	Q1' 17	Q2' 17	Q3' 17	Q4' 17	Q1' 18	Q2' 18	Q3' 18	Q4' 18	2017	2018
Cellular Segment Service Revenues	531	498	489	497	514	478	466	454	476	447	1,978	1,843
Cellular Segment Equipment Revenues	139	158	145	145	138	182	178	157	143	165	610	643
Fixed-Line Segment Service Revenues	220	205	194	192	194	197	202	210	220	220	777	852
Fixed-Line Segment Equipment Revenues	12	11	18	14	22	22	23	20	25	24	76	92
Reconciliation for consolidation	(53)	(51)	(43)	(43)	(42)	(45)	(43)	(44)	(42)	(42)	(173)	(171)
Total Revenues	849	821	803	805	826	834	826	797	822	814	3,268	3,259
Gross Profit from Equipment Sales	28	18	26	33	43	40	43	37	44	42	142	166
Operating Profit	64	8	105	118	92	0	32	22	48	14	315	116
Cellular Segment Adjusted EBITDA	156	109	187	210	189	124	134	126	145	119	710	524
Fixed-Line Segment Adjusted EBITDA	64	55	64	59	50	34	43	46	56	53	207	198
Total Adjusted EBITDA	220	164	251	269	239	158	177	172	201	172	917	722
Adjusted EBITDA Margin (%)	26%	20%	31%	33%	29%	19%	21%	22%	24%	21%	28%	22%
OPEX	570	570	478	472	477	519	498	492	504	502	1,946	1,996
Income with respect to settlement
agreement with Orange	55	54	54	54							108
Finance costs, net	30	23	23	54	15	88	18	13	10	12	180	53
Profit (Loss)	19	(7)	64	46	54	(50)	9	2	26	19	114	56
Capital Expenditures (cash)	44	47	82	76	105	113	138	104	117	143	376	502
Capital Expenditures (additions)	44	84	58	78	107	174	113	98	111	177	417	499
Adjusted Free Cash Flow	215	269	126	208	202	63	21	55	70	(22)	599	124
Adjusted Free Cash Flow (after interest)	201	241	109	150	192	(17)	(14)	44	62	(37)	434	55
Net Debt	1,768	1,526	1,415	1,081	887	906	919	893	898	950	906	950
Cellular Subscriber Base (Thousands)*	2,693	2,686	2,658	2,662	2,677	2,662	2,649	2,623	2,630	2,646	2,662	2,646
Post-Paid Subscriber Base (Thousands)*	2,215	2,241	2,259	2,273	2,306	2,308	2,318	2,323	2,333	2,361	2,308	2,361
Pre-Paid Subscriber Base (Thousands)	478	445	399	389	371	354	331	300	297	285	354	285
Cellular ARPU (NIS)	66	62	61	62	64	59	58	57	60	57	62	58
Cellular Churn Rate (%)*	9.7%	9.4%	9.8%	9.0%	9.3%	9.9%	8.9%	10.1%	8.0%	8.5%	38%	35%
Number of Employees (FTE)	2,742	2,686	2,580	2,582	2,696	2,797	2,778	2,808	2,821	2,782	2,797	2,782

*
The number of post-paid subscribers for the quarters between the fourth quarter of 2017 and the third quarter of 2018 were retrospectively decreased related to an amendment in the large business customer subscriber base. This led to a marginal change in the cellular churn rate for the first and the second quarters of 2018 only. ARPU figures for the said quarters were unaffected. In addition, as from Q4 2018, M2M subscriptions are included in the post-paid subscriber base on a standardized basis. This change had the effect of increasing the Post-Paid subscriber base at December 31, 2018, by approximately 34 thousand subscribers. See also ‘Cellular Segment Operational Review’ section.

**	See footnote 2 regarding use of non-GAAP measures. Figures from 2017 include impact of adoption of IFRS15.

Disclosure for notes holders as of December 31, 2018

Information regarding the notes series issued by the Company, in million NIS

Series	Original issuance date	Principal on the date of issuance	As of 31.12.2018				Interest rate	Principal repayment dates		Interest repayment dates	Linkage	Trustee contact details
			Principal book value	Linked principal book value	Interest accumulated in books	Market value		From	To
D	25.04.10 04.05.11*	400 146	327	327	**	332	1.737% (MAKAM+1.2%)	30.12.17	30.12.21	30.03, 30.06, 30.09, 30.12	Variable interest MAKAM (4)	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
F (1) (3)	20.07.17 12.12.17* 04.12.18*	255 389 150	794	794	**	786	2.16%	25.06.20	25.06.24	25.06, 25.12	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.
G (2) (3)	06.01.19	225	N/A	N/A	N/A	N/A	4%	25.06.22	25.06.27	25.06	Not Linked	Hermetic Trust (1975) Ltd. Merav Offer. 113 Hayarkon St., Tel Aviv. Tel: 03-5544553.

(1)
In December 2018, the Company issued an additional Series F Notes in a principal amount of NIS 150 million. In December 2017 and January 2018, the Company entered into agreements with Israeli institutional investors to issue in December 2019, in the framework of a private placement, additional Series F notes, in an aggregate principal amount of NIS 227 million. S&P Maalot has rated the additional deferred issuances with an 'ilA+' rating. For additional details see the Company's press releases dated September 13 and 17, 2017, December 27, 2017 and January 9, 2018.

(2)	In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.
(3)
Regarding Series F and G Notes, the Company is required to comply with a financial covenant that the ratio of Net Debt to Adjusted EBITDA shall not exceed 5. Compliance will be examined and reported on a quarterly basis. For the definitions of Net Debt and Adjusted EBITDA see 'Use of non-GAAP measures' section above. For the purpose of the covenant, Adjusted EBITDA is calculated as the sum total for the last 12 month period, excluding adjustable one-time items. As of December 31, 2018, the ratio of Net Debt to Adjusted EBITDA was 1.3. Additional stipulations regarding Series F and G Notes mainly include: shareholders' equity shall not decrease below NIS 400 million and NIS 600 million, respectively; the Company shall not create floating liens subject to certain terms; the Company has the right for early redemption under certain conditions; the Company shall pay additional annual interest of 0.5% in the case of a two-notch downgrade in the Notes rating and an additional annual interest of 0.25% for each further single-notch downgrade, up to a maximum additional interest of 1%; the Company shall pay additional annual interest of 0.25% during a period in which there is a breach of the financial covenant. In any case, the total maximum additional interest for Series F and G, shall not exceed 1.25% or 1%, respectively. For more information see the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

In the reporting period, the Company was in compliance with all financial covenants and obligations and no cause for early repayment occurred.
(4)	'MAKAM' is a variable interest based on the yield of 12 month government bonds issued by the government of Israel. The interest rate is updated on a quarterly basis.

*	On these dates additional Notes of the series were issued. The information in the table refers to the full series.
**	Representing an amount of less than NIS 1 million.

Disclosure for Notes holders as of December 31, 2018 (cont.)

Notes Rating Details*

Series	Rating Company	Rating as of 31.12.2018 and 27.03.2019 (1)	Rating assigned upon issuance of the Series	Recent date of rating as of 31.12.2018 and 27.03.2019	Additional ratings between the original issuance date and the recent date of rating (2)
					Date	Rating
D	S&P Maalot	ilA+	ilAA-	12/2018 and 01/2019	07/2010, 09/2010, 10/2010, 09/2012, 12/2012, 06/2013, 07/2014, 07/2015, 07/2016, 07/2017, 08/2018, 11/2018, 12/2018, 01/2019	ilAA-/Stable, ilAA-/Stable, ilAA-/Negative, ilAA-/Watch Neg, ilAA-/Negative, ilAA-/Stable, ilAA-/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
F	S&P Maalot	ilA+	ilA+	12/2018 and 01/2019	07/2017, 09/2017, 12/2017, 01/2018, 08/2018, 11/2018, 12/2018, 01/2019	ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable, ilA+/Stable
G (3)	S&P Maalot	ilA+	ilA+	01/2019	01/2019	ilA+/Stable

(1) In August 2018, S&P Maalot affirmed the Company's rating of “ilA+/Stable”.

(2) For details regarding the rating of the notes see the S&P Maalot report dated August 13, 2018.

(3) In January 2019, the Company issued Series G Notes in a principal amount of NIS 225 million.

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2018

a.
Notes issued to the public by the Company and held by the public, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	109,228	-	-	-	22,840
Second year	-	268,035	-	-	-	19,228
Third year	-	268,035	-	-	-	13,902
Fourth year	-	158,807	-	-	-	8,576
Fifth year and on	-	317,613	-	-	-	6,860
Total	-	1,121,718	-	-	-	71,406

b.
Private notes and other non-bank credit, excluding such notes held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data – None.

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	52,132	-	-	-	5,448
Second year	-	52,132	-	-	-	4,182
Third year	-	52,132	-	-	-	2,915
Fourth year	-	52,132	-	-	-	1,643
Fifth year and on	-	34,119	-	-	-	746
Total	-	242,647	-	-	-	14,934

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2018 (cont.)

d.	Credit from banks abroad based on the Company's "Solo" financial data – None.

e.	Total of sections a - d above, total credit from banks, non-bank credit and notes based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	161,360	-	-	-	28,288
Second year	-	320,167	-	-	-	23,410
Third year	-	320,167	-	-	-	16,817
Fourth year	-	210,939	-	-	-	10,219
Fifth year and on	-	351,732	-	-	-	7,606
Total	-	1,364,365	-	-	-	86,340

f.	Off-balance sheet Credit exposure based on the Company's "Solo" financial data (in thousand NIS) – 50,000 (Guarantees on behalf of an associate, without expiration date).

g.	Off-balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above – None.

h.
Total balances of the credit from banks, non-bank credit and notes of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of notes offered by the Company held by the parent company or the controlling shareholder - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of notes offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company – None.

k.	Total balances of credit granted to the Company by consolidated companies and balances of notes offered by the Company held by the consolidated companies - None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: March 27, 2019